UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter) VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter) ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

22 July 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

REPUBLISHED FINANCIAL AND SUPPLEMENTARY INFORMATION

BHP Billiton today republished financial information for the year ended 30 June 2014, the year ended 30 June 2013 and half year ended 31 December 2014 to restate previously published information for the effect of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. Supplementary financial information has been republished for the year ended 30 June 2014 and half year ended 31 December 2014.

BHP Billiton’s financial results for the year ended 30 June 2015 will be reported on 25 August 2015.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Bhpbilliton
resourcing the future
BHP Billiton Group
Restated financial information
For the year ended 30 June 2014, the year ended 30 June 2013 and half year ended 31 December 2014

BHP Billiton restated financial information

BHP Billiton restated financial information

Basis of preparation of restated financial information

This financial information for the year ended 30 June 2014, the year ended 30 June 2013 and half year ended 31 December 2014 for the BHP Billiton Group (the Group) is not audited and has been prepared to restate previously published information for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. The nature of each change reflected in the attached restated financial information is as follows:

•	All income and expense items relating to South32 have been removed from the individual line items in the Consolidated Income Statement. The post-tax profit or loss of South32 is presented as a single amount in the line item entitled “Profit/(loss) after taxation from discontinued operations”; and

•	All cash flows and other items relating to South32 have been removed from the individual line items in the Consolidated Cash Flow Statement. The net cash flows attributable to the operating, investing and financing activities of South32 are each disclosed in single amounts in each section of the Consolidated Cash Flow Statement.

The Consolidated Balance Sheet, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

BHP Billiton restated financial information

Consolidated Income Statement – Restated

	Year ended 30 June 2014	Year ended 30 June 2013	Half year ended 31 Dec 2014
	US$M	US$M	US$M
Continuing operations
Revenue
Group production	55,045	52,637	24,230
Third party products	1,717	1,223	630

Revenue	56,762	53,860	24,860
Other income	1,225	3,804	284
Expenses excluding net finance costs	(36,523)	(36,829)	(17,549)
Share of operating profit of equity accounted investments	1,185	1,142	335

Profit from operations	22,649	21,977	7,930

Comprising:
Group production	22,634	21,913	7,929
Third party products	15	64	1

	22,649	21,977	7,930

Financial income	81	80	41
Financial expenses	(995)	(1,229)	(275)

Net finance costs	(914)	(1,149)	(234)

Profit before taxation	21,735	20,828	7,696

Income tax expense	(6,266)	(5,646)	(2,456)
Royalty-related taxation (net of income tax benefit)	(514)	(1,050)	(848)

Total taxation expense	(6,780)	(6,696)	(3,304)

Profit after taxation from continuing operations	14,955	14,132	4,392

Profit/(loss) after taxation from discontinued operations	269	(1,312)	401

Profit after taxation	15,224	12,820	4,793

Attributable to non-controlling interests	1,392	1,597	528
Attributable to members of BHP Billiton Group	13,832	11,223	4,265

Earnings per ordinary share (basic) (US cents)	260.0	210.9	80.2
Earnings per ordinary share (diluted) (US cents)	259.1	210.2	80.0
Earnings from continuing operations per ordinary share (basic) (US cents)	256.5	238.6	73.6
Earnings from continuing operations per ordinary share (diluted) (US cents)	255.7	237.8	73.4

Dividends per ordinary share – paid during the period (US cents)	118.0	114.0	62.0
Dividends per ordinary share – determined in respect of the period (US cents)	121.0	116.0	62.0

BHP Billiton restated financial information

Consolidated Statement of Comprehensive Income

	Year ended 30 June 2014	Year ended 30 June 2013	Half year ended 31 Dec 2014
	US$M	US$M	US$M

Profit after taxation	15,224	12,820	4,793

Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity	(15)	(101)	(19)
Net valuation gains transferred to the income statement	(14)	(1)	(1)
Cash flow hedges:
Gains/(losses) taken to equity	681	223	(1,296)
(Gains)/losses transferred to the income statement	(678)	73	1,283
Exchange fluctuations on translation of foreign operations taken to equity	(1)	2	(2)
Tax recognised within other comprehensive income	3	(76)	6

Total items that may be reclassified subsequently to the income statement	(24)	120	(29)

Items that will not be reclassified to the income statement:
Actuarial gains/(losses) on pension and medical schemes	57	61	(29)
Tax recognised within other comprehensive income	12	(16)	13

Total items that will not be reclassified to the income statement	69	45	(16)

Total other comprehensive income/(loss)	45	165	(45)

Total comprehensive income	15,269	12,985	4,748

Attributable to non-controlling interests	1,392	1,599	533
Attributable to members of BHP Billiton Group	13,877	11,386	4,215

BHP Billiton restated financial information

Consolidated Balance Sheet

	30 June 2014	30 June 2013	31 Dec 2014
	US$M	US$M	US$M

ASSETS
Current assets
Cash and cash equivalents	8,803	5,677	6,130
Trade and other receivables	6,741	6,310	5,584
Other financial assets	87	161	81
Inventories	6,013	5,821	6,149
Assets classified as held for sale	—	286	—
Current tax assets	318	267	630
Other	334	431	327

Total current assets	22,296	18,953	18,901

Non-current assets
Trade and other receivables	1,867	1,998	1,716
Other financial assets	2,349	1,719	2,150
Inventories	463	619	476
Property, plant and equipment	108,787	100,565	108,771
Intangible assets	5,439	5,496	5,289
Investments accounted for using the equity method	3,664	3,675	3,550
Deferred tax assets	6,396	6,069	5,080
Other	152	84	148

Total non-current assets	129,117	120,225	127,180

Total assets	151,413	139,178	146,081

LIABILITIES
Current liabilities
Trade and other payables	10,145	10,860	8,338
Interest bearing liabilities	4,262	5,088	2,459
Liabilities classified as held for sale	—	220	—
Other financial liabilities	16	210	14
Current tax payable	919	1,158	407
Provisions	2,504	2,372	1,943
Deferred income	218	231	189

Total current liabilities	18,064	20,139	13,350

Non-current liabilities
Trade and other payables	113	286	77
Interest bearing liabilities	30,327	28,099	28,610
Other financial liabilities	303	582	559
Deferred tax liabilities	7,066	6,312	7,493
Provisions	9,891	8,178	9,467
Deferred income	267	291	275

Total non-current liabilities	47,967	43,748	46,481

Total liabilities	66,031	63,887	59,831

Net assets	85,382	75,291	86,250

EQUITY
Share capital – BHP Billiton Limited	1,186	1,186	1,186
Share capital – BHP Billiton Plc	1,069	1,069	1,057
Treasury shares	(587)	(540)	(230)
Reserves	2,927	1,970	2,842
Retained earnings	74,548	66,982	74,990

Total equity attributable to members of BHP Billiton Group	79,143	70,667	79,845
Non-controlling interests	6,239	4,624	6,405

Total equity	85,382	75,291	86,250

BHP Billiton restated financial information

Consolidated Cash Flow Statement – Restated

	Year ended 30 June 2014	Year ended 30 June 2013	Half year ended 31 Dec 2014
	US$M	US$M	US$M
Operating activities
Profit before taxation	21,735	20,828	7,696
Adjustments for:
Non-cash or non-operating exceptional items	(551)	(331)	409
Depreciation and amortisation expense	7,716	6,067	4,401
Net gain on sale of non-current assets	(73)	(17)	(33)
Impairments of property, plant and equipment, financial assets and intangibles	478	344	361
Employee share awards expense	247	210	116
Net finance costs	914	1,149	234
Share of operating profit of equity accounted investments	(1,185)	(1,142)	(335)
Other	(79)	5	85
Changes in assets and liabilities:
Trade and other receivables	(349)	904	1,008
Inventories	(158)	(276)	(189)
Trade and other payables	238	(239)	(1,210)
Net other financial assets and liabilities	(90)	89	(8)
Provisions and other liabilities	475	(565)	(589)

Cash generated from operations	29,318	27,026	11,946
Dividends received	14	6	4
Dividends received from equity accounted investments	1,250	710	476
Interest received	120	112	45
Interest paid	(915)	(960)	(310)
Income tax refunded	848	—	329
Income tax paid	(6,123)	(6,921)	(2,013)
Royalty-related taxation refunded	216	—	—
Royalty-related taxation paid	(1,088)	(956)	(861)

Net operating cash flows from continuing operations	23,640	19,017	9,616

Net operating cash flows from discontinued operations	1,724	1,137	807

Net operating cash flows	25,364	20,154	10,423

Investing activities
Purchases of property, plant and equipment	(15,224)	(21,104)	(6,361)
Exploration expenditure	(986)	(1,321)	(409)
Exploration expenditure expensed and included in operating cash flows	698	1,026	350
Purchase of intangibles	(192)	(380)	(64)
Investment in financial assets	(1,168)	(455)	(18)
Investment in equity accounted investments	(44)	(84)	(25)

Cash outflows from investing activities	(16,916)	(22,318)	(6,527)
Proceeds from sale of property, plant and equipment	66	2,274	41
Proceeds from financial assets	904	221	333
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	812	502	251
Proceeds from sale or partial sale of equity accounted investments	—	1,700	—

Net investing cash flows from continuing operations	(15,134)	(17,621)	(5,902)

Net investing cash flows from discontinued operations	(700)	(1,105)	(415)

Net investing cash flows	(15,834)	(18,726)	(6,317)

Financing activities
Proceeds from interest bearing liabilities	6,000	9,143	341
Proceeds from debt related instruments	37	14	—
Repayment of interest bearing liabilities	(7,048)	(1,902)	(2,953)
Proceeds from ordinary shares	14	12	3
Contributions from non-controlling interests	1,435	73	46
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	(368)	(445)	(338)
Dividends paid	(6,387)	(6,167)	(3,209)
Dividends paid to non-controlling interests	(119)	(778)	(327)

Net financing cash flows from continuing operations	(6,436)	(50)	(6,437)

Net financing cash flows from discontinued operations	(32)	(148)	(322)

Net financing cash flows	(6,468)	(198)	(6,759)

Net increase/(decrease) in cash and cash equivalents	3,062	1,230	(2,653)
Cash and cash equivalents, net of overdrafts, at beginning of period	5,667	4,454	8,752
Effect of foreign currency exchange rate changes on cash and cash equivalents	23	(17)	19

Cash and cash equivalents, net of overdrafts, at end of period	8,752	5,667	6,118

BHP Billiton restated financial information

Consolidated Statement of Changes in Equity

For the year ended 30 June 2014 US$M	Attributable to members of the BHP Billiton Group						Non- controlling interests	Total equity
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group

Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291

Profit after taxation	—	—	—	—	13,832	13,832	1,392	15,224
Other comprehensive income:
Net valuation losses on available for sale investments taken to equity	—	—	—	(15)	—	(15)	—	(15)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(14)	—	(14)	—	(14)
Gains on cash flow hedges taken to equity	—	—	—	681	—	681	—	681
Gains on cash flow hedges transferred to the income statement	—	—	—	(678)	—	(678)	—	(678)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	(1)	—	(1)	—	(1)
Actuarial gains on pension and medical schemes	—	—	—	—	57	57	—	57
Tax recognised within other comprehensive income	—	—	—	3	12	15	—	15

Total comprehensive income	—	—	—	(24)	13,901	13,877	1,392	15,269

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(368)	—	—	(368)	—	(368)
Employee share awards exercised net of employee contributions	—	—	321	(221)	(91)	9	—	9
Employee share awards forfeited	—	—	—	(32)	32	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	247	—	247	—	247
Distribution to option holders	—	—	—	(2)	—	(2)	(2)	(4)
Dividends	—	—	—	—	(6,276)	(6,276)	(252)	(6,528)
Equity contributed	—	—	—	989	—	989	477	1,466

Balance as at 30 June 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382

BHP Billiton restated financial information

Consolidated Statement of Changes in Equity

For the year ended 30 June 2013 US$M	Attributable to members of the BHP Billiton Group						Non- controlling interests	Total equity
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group

Balance as at 1 July 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315

Profit after taxation	—	—	—	—	11,223	11,223	1,597	12,820
Other comprehensive income:
Net valuation (losses)/gains on available for sale investments taken to equity	—	—	—	(103)	—	(103)	2	(101)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(1)	—	(1)	—	(1)
Gains on cash flow hedges taken to equity	—	—	—	223	—	223	—	223
Losses on cash flow hedges transferred to the income statement	—	—	—	73	—	73	—	73
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	2	—	2	—	2
Actuarial gains on pension and medical schemes	—	—	—	—	60	60	1	61
Tax recognised within other comprehensive income	—	—	—	(117)	26	(91)	(1)	(92)

Total comprehensive income	—	—	—	77	11,309	11,386	1,599	12,985

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(445)	—	—	(445)	—	(445)
Employee share awards exercised net of employee contributions	—	—	438	(243)	(178)	17	—	17
Employee share awards forfeited	—	—	—	(17)	17	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	210	—	210	—	210
Issue of share options to non-controlling interests	—	—	—	49	—	49	—	49
Dividends	—	—	—	—	(6,076)	(6,076)	(837)	(6,913)
Equity contributed	—	—	—	—	—	—	73	73
Divestment of equity accounted investment	—	—	—	(18)	18	—	—	—

Balance as at 30 June 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291

BHP Billiton restated financial information

Consolidated Statement of Changes in Equity

For the half year ended 31 December 2014 US$M	Attributable to members of the BHP Billiton Group						Non- controlling interests	Total equity
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group

Balance as at 1 July 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382

Profit after taxation	—	—	—	—	4,265	4,265	528	4,793
Other comprehensive income:
Net valuation (losses)/gains on available for sale investments taken to equity	—	—	—	(25)	—	(25)	6	(19)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(1)	—	(1)	—	(1)
Losses on cash flow hedges taken to equity	—	—	—	(1,296)	—	(1,296)	—	(1,296)
Losses on cash flow hedges transferred to the income statement	—	—	—	1,283	—	1,283	—	1,283
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	(2)	—	(2)	—	(2)
Actuarial losses on pension and medical schemes	—	—	—	—	(29)	(29)	—	(29)
Tax recognised within other comprehensive income	—	—	—	7	13	20	(1)	19

Total comprehensive income	—	—	—	(34)	4,249	4,215	533	4,748

Transactions with owners:
Shares cancelled	—	(12)	501	12	(501)	—	—	—
Purchase of shares by ESOP Trusts	—	—	(338)	—	—	(338)	—	(338)
Employee share awards exercised net of employee contributions	—	—	194	(174)	(18)	2	—	2
Employee share awards forfeited	—	—	—	(4)	4	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	116	—	116	—	116
Distribution to option holders	—	—	—	(1)	—	(1)	(1)	(2)
Dividends	—	—	—	—	(3,292)	(3,292)	(412)	(3,704)
Equity contributed	—	—	—	—	—	—	46	46

Balance as at 31 December 2014	1,186	1,057	(230)	2,842	74,990	79,845	6,405	86,250

BHP Billiton restated supplementary financial information

Restated supplementary financial information

For the year ended 30 June 2014 and the half year ended 31 December 2014

The following pages present the supplementary financial information for the year ended 30 June 2014 and the half year ended 31 December 2014 restated for the effect of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32.

The following notes and definitions are relevant to the tables on the following pages:

•	All information is reported on a continuing operations basis;

•	Revenue is based on BHP Billiton Group (“Group”) realised prices and includes third party products;

•	Underlying EBIT is earnings before net finance costs, taxation expense, discontinued operations and any exceptional items;

•	Underlying EBITDA is Underlying EBIT before depreciation, amortisation and impairments (D&A);

•	Group and Business level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation expense related to equity accounted investments;

•	Within each Business table, equity accounted investments are reported on a proportionate consolidation basis (with the exception of net operating assets);

•	Capital expenditure is presented on a cash basis and excludes capitalised interest and capitalised exploration;

•	Net operating assets represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment; and

•	Group and unallocated items, as disclosed in the Business summary table, includes Nickel West information previously disclosed in the former Aluminium, Manganese and Nickel Business table.

BHP Billiton restated supplementary financial information

Business summary (i)

A summary of the performance of the Businesses for the December 2014 half year and the June 2014 financial year is presented below.

Half year ended 31 December 2014 US$ million	Revenue (ii)	Underlying EBIT (iii)	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure (iv)	Exploration gross (v)	Exploration to profit (vi)
Petroleum and Potash	6,936	2,144	—	2,144	38,989	2,825	269	257
Copper	5,781	2,046	—	2,046	23,035	1,897	41	41
Iron Ore	8,418	4,200	—	4,200	24,433	1,104	71	16
Coal	3,143	139	—	139	12,241	478	12	12
Group and unallocated items (vii)	820	(190)	(409)	(599)	845	57	16	16
Inter-segment adjustment	(238)	—	—	—	—	—	—	—

BHP Billiton Group	24,860	8,339	(409)	7,930	99,543	6,361	409	342

Year ended 30 June 2014 US$ million	Revenue (ii)	Underlying EBIT (iii)	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure (iv)	Exploration gross (v)	Exploration to profit (vi)
Petroleum and Potash	14,833	5,287	—	5,287	39,514	6,423	647	544
Copper	12,789	4,668	551	5,219	21,997	3,697	111	111
Iron Ore	21,356	12,102	—	12,102	23,390	2,949	169	56
Coal	6,563	575	—	575	11,909	1,971	29	29
Group and unallocated items (vii)	1,696	(534)	—	(534)	1,232	184	30	30
Inter-segment adjustment	(475)	—	—	—	—	—	—	—

BHP Billiton Group	56,762	22,098	551	22,649	98,042	15,224	986	770

(i)	Group and business level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation expense related to equity accounted investments.
(ii)	Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$630 million and Underlying EBIT of US$1 million (30 June 2014: US$1,717 million and US$15 million).
(iii)	Underlying EBIT is earnings before net finance costs, taxation expense, discontinued operations and any exceptional items. Underlying EBIT includes the Group’s share of net finance costs and taxation expense of US$270 million related to equity accounted investments (30 June 2014: net finance costs and taxation expense of US$528 million).
(iv)	Capital expenditure is presented on a cash basis and excludes capitalised interest and capitalised exploration.
(v)	Includes US$59 million capitalised exploration (30 June 2014: US$288 million).
(vi)	Includes a net reversal of US$8 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (30 June 2014: US$72 million exploration expenditure previously capitalised, written off as impaired).
(vii)	Includes Group Functions, Nickel West (previously disclosed in the former Aluminium, Manganese and Nickel Business), other unallocated operations, consolidation adjustments and external sales of freight and fuel to third parties. Includes Nickel West revenue US$792 million (30 June 2014: US$1,605 million), Underlying EBIT US$6 million (30 June 2014: (US$208) million) including depreciation and amortisation US$65 million (30 June 2014: US$117 million), exceptional items (US$409) million (30 June 2014: nil), Profit from operations (EBIT) (US$403) million (30 June 2014: (US$208) million), net operating assets US$80 million (30 June 2014: US$534 million), capital expenditure US$55 million (30 June 2014: US$163 million).

BHP Billiton restated supplementary financial information

Financial information for the Petroleum and Potash Business for the December 2014 half year and the June 2014 financial year is presented below.

Half year ended 31 December 2014 US$ million	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (ii)	Exploration to profit (iii)
Bass Strait	860	719	72	647	3,040	191
North West Shelf	1,157	860	101	759	1,892	71
Atlantis	701	641	192	449	2,196	174
Shenzi	611	555	147	408	1,435	97
Mad Dog	105	51	15	36	578	48
Onshore US (iv)	2,380	1,385	1,747	(362)	26,329	1,923
Algeria	203	171	19	152	106	11
UK	21	14	32	(18)	(89)	—
Exploration	—	(244)	43	(287)	531	—
Other (v)	862	699	246	453	1,466	89

Total Petroleum	6,900	4,851	2,614	2,237	37,484	2,604	268	256

Potash	—	(109)	3	(112)	2,507	221	1	1
Other (vi)	—	19	—	19	(1,002)	—	—	—

Total Petroleum and Potash from Group production	6,900	4,761	2,617	2,144	38,989	2,825	269	257

Third party products	44	—	—	—	—	—

Total Petroleum and Potash	6,944	4,761	2,617	2,144	38,989	2,825	269	257

Statutory adjustments (vii)	(8)	(2)	(2)	—	—	—	—	—

Total Petroleum and Potash statutory result	6,936	4,759	2,615	2,144	38,989	2,825	269	257

Year ended 30 June 2014 US$ million	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (ii)	Exploration to profit (iii)
Bass Strait	1,885	1,555	132	1,423	2,864	259
North West Shelf (viii)	2,432	1,599	175	1,424	1,691	193
Atlantis	1,535	1,407	335	1,072	2,272	409
Shenzi	1,430	1,281	243	1,038	1,598	306
Mad Dog	217	171	16	155	461	83
Onshore US	4,264	2,270	2,426	(156)	26,945	4,226
Algeria	465	396	30	366	104	19
UK (ix)	155	70	52	18	(38)	15
Exploration	—	(369)	113	(482)	464	—
Other (v)	2,027	1,744	735	1,009	1,907	369

Total Petroleum	14,410	10,124	4,257	5,867	38,268	5,879	600	497

Potash	—	(211)	74	(285)	2,255	544	47	47
Other (vi)	—	(298)	—	(298)	(1,009)	—	—	—

Total Petroleum and Potash from Group production	14,410	9,615	4,331	5,284	39,514	6,423	647	544

Third party products	437	3	—	3	—	—

Total Petroleum and Potash	14,847	9,618	4,331	5,287	39,514	6,423	647	544

Statutory adjustments (vii)	(14)	(3)	(3)	—	—	—	—	—

Total Petroleum and Potash statutory result	14,833	9,615	4,328	5,287	39,514	6,423	647	544

(i)	Petroleum revenue from Group production includes: crude oil US$4,001 million (30 June 2014: US$8,645 million), natural gas US$1,439 million (30 June 2014: US$3,119 million), LNG US$833 million (30 June 2014: US$1,614 million), NGL US$429 million (30 June 2014: US$916 million) and other US$190 million (30 June 2014: US$102 million).
(ii)	Includes US$24 million of capitalised exploration (30 June 2014: US$231 million).
(iii)	Includes US$12 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (30 June 2014: US$128 million).
(iv)	Includes US$328 million of impairments as a result of the divestment of assets in North Louisiana and the Pecos field in the Permian.
(v)	Includes Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, Genesis, Pakistan, divisional activities and business development. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

BHP Billiton restated supplementary financial information

(vi)	Includes closed mining and smelting operations in Canada and the United States.
(vii)	Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline to reconcile the proportionately consolidated business total to the statutory result.
(viii)	Includes an expense of US$143 million incurred in May 2014 related to the purchase price adjustment for the Browse Asset sale completed in the 2013 financial year.
(ix)	Includes an expense of US$112 million incurred in November 2013 related to the closure of the UK pension plan. Also includes a gain of US$120 million related to the sale of the Liverpool Bay Asset in March 2014.

BHP Billiton restated supplementary financial information

Financial information for the Copper Business for the December 2014 half year and the June 2014 financial year is presented below.

Half year ended 31 December 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida (i)	3,720	2,127	418	1,709	12,862	1,671
Pampa Norte (ii)	794	447	222	225	2,400	95
Antamina (iii)	467	250	52	198	1,391	101
Olympic Dam	797	138	132	6	6,408	131
Other (iii) (iv)	—	(58)	4	(62)	(26)	—

Total Copper from Group production	5,778	2,904	828	2,076	23,035	1,998

Third party products	470	11	—	11	—	—

Total Copper	6,248	2,915	828	2,087	23,035	1,998	42	42

Statutory adjustments (v)	(467)	(94)	(53)	(41)	—	(101)	(1)	(1)

Total Copper statutory result	5,781	2,821	775	2,046	23,035	1,897	41	41

Year ended 30 June 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida (i)	8,085	4,754	760	3,994	11,779	3,186
Pampa Norte (ii)	1,796	785	429	356	2,575	336
Antamina (iii)	1,261	818	84	734	1,341	262
Olympic Dam	1,777	299	265	34	6,320	167
Other (iii) (iv)	101	(193)	7	(200)	(18)	13

Total Copper from Group production	13,020	6,463	1,545	4,918	21,997	3,964

Third party products	1,030	8	—	8	—	—

Total Copper	14,050	6,471	1,545	4,926	21,997	3,964	113	113

Statutory adjustments (v)	(1,261)	(344)	(86)	(258)	—	(267)	(2)	(2)

Total Copper statutory result	12,789	6,127	1,459	4,668	21,997	3,697	111	111

(i)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
(ii)	Includes Spence and Cerro Colorado.
(iii)	Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).
(iv)	Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.
(v)	Includes statutory adjustments for Antamina and Resolution to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$41 million (30 June 2014: net finance costs and taxation expense of US$258 million).

BHP Billiton restated supplementary financial information

Financial information for the Iron Ore Business for the December 2014 half year and the June 2014 financial year is presented below.

Half year ended 31 December 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	8,193	4,778	791	3,987	23,289	1,090
Samarco (i)	828	420	54	366	1,036	165
Other (ii)	73	4	1	3	108	14

Total Iron Ore from Group production	9,094	5,202	846	4,356	24,433	1,269

Third party products (iii)	152	(5)	—	(5)	—	—

Total Iron Ore	9,246	5,197	846	4,351	24,433	1,269	71	16

Statutory adjustments (iv)	(828)	(205)	(54)	(151)	—	(165)	—	—

Total Iron Ore statutory result	8,418	4,992	792	4,200	24,433	1,104	71	16

Year ended 30 June 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore (v)	20,883	12,966	1,427	11,539	22,223	2,947
Samarco (i)	1,634	846	56	790	1,072	424
Other (ii) (v)	130	(32)	2	(34)	95	—

Total Iron Ore from Group production	22,647	13,780	1,485	12,295	23,390	3,371

Third party products (iii)	343	(3)	—	(3)	—	—

Total Iron Ore	22,990	13,777	1,485	12,292	23,390	3,371	169	56

Statutory adjustments (iv)	(1,634)	(246)	(56)	(190)	—	(422)	—	—

Total Iron Ore statutory result	21,356	13,531	1,429	12,102	23,390	2,949	169	56

(i)	Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets).
(ii)	Predominantly comprises divisional activities, towage services, business development and ceased operations.
(iii)	Includes inter-segment and external sales of contracted gas purchases.
(iv)	Includes statutory adjustments for Samarco to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$151 million (30 June 2014: net finance costs and taxation expense of US$190 million).
(v)	The 30 June 2014 period has been restated to reallocate towage services from West Australia Iron Ore to Other.

BHP Billiton restated supplementary financial information

Financial information for the Coal Business for the December 2014 half year and the June 2014 financial year is presented below.

Half year ended 31 December 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	2,251	478	331	147	9,450	369
New Mexico	298	86	23	63	250	13
New South Wales Energy Coal (i)	640	136	78	58	1,419	108
Colombia (i)	383	121	56	65	938	54
Other (ii)	—	(64)	1	(65)	183	8

Total Coal from Group production	3,572	757	489	268	12,240	552

Third party products	7	—	—	—	1	—

Total Coal	3,579	757	489	268	12,241	552	12	12

Statutory adjustments (iii)	(436)	(199)	(70)	(129)	—	(74)	—	—

Total Coal statutory result	3,143	558	419	139	12,241	478	12	12

Year ended 30 June 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	4,666	949	514	435	9,115	1,790
New Mexico	520	105	46	59	202	26
New South Wales Energy Coal (i)	1,350	324	150	174	1,392	170
Colombia (i)	814	305	85	220	1,037	133
Other (ii)	—	(166)	2	(168)	162	34

Total Coal from Group production	7,350	1,517	797	720	11,908	2,153

Third party products	27	—	—	—	1	—

Total Coal	7,377	1,517	797	720	11,909	2,153	29	29

Statutory adjustments (iii)	(814)	(259)	(114)	(145)	—	(182)	—	—

Total Coal statutory result	6,563	1,258	683	575	11,909	1,971	29	29

(i)	Cerrejón and Newcastle Coal Infrastructure Group are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).
(ii)	Predominantly comprises divisional activities and greenfield projects.
(iii)	Includes statutory adjustments for Cerrejón and Newcastle Coal Infrastructure Group to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$78 million (30 June 2014: net finance costs and taxation expense of US$80 million).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 22, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary